SembCorp Industries

Co Regn No: 199802418D

RECEIVED

2007 MAY -2 A 11: 27

CO-CONFIDENTIAL

OFFICE OF INTERNATIONAL CORPORATE FINANCE

Rule 12g3-2(b) File No. 825109

5 April 2007

07023166

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

SUPPL

Dear Sirs

SembCorp Industries Ltd
<u>Rule 12g3-2(b) file No. 825109</u>

The enclosed Annual Report for Year 2006 and Circular to Shareholders are being furnished to the Securities and Exchange Commission (the "SEC") on behalf of SembCorp Industries Ltd (the "Company") pursuant to the exemption from the Securities Exchange Act of 1934 (the "Act") afforded by Rule 12g3-2(b) thereunder.

This information is being furnished under paragraph (1) of Rule 12g3-2(b) with the understanding that such information and documents will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Act.

Yours faithfully

PROCESSED
MAY 04 2007
THOMSON
FINANCIAL

Kwong Sook May
Company Secretary

Enc

C jesstan/cos2004/SCI/AGM/AGM2007/SECltr

CIRCULAR DATED 5 APRIL 2007

THIS CIRCULAR IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION.

If you are in any doubt as to the course of action you should take, you should consult your stockbroker, bank manager, solicitor, accountant or other professional adviser immediately.

If you have sold your ordinary shares in the capital of SembCorp Industries Ltd (the "**Company**"), you should immediately forward this Circular and the Proxy Form attached to this Circular to the purchaser or to the stockbroker or other agent through whom the sale was effected for onward transmission to the purchaser.

SembCorp Industries

SEMBCORP INDUSTRIES LTD

(Incorporated in the Republic of Singapore)
Company Registration Number: 199802418D

CIRCULAR TO SHAREHOLDERS

IN RELATION TO

(1) the proposed modifications to, and renewal of, the Shareholders Mandate; and

(2) the proposed renewal of the Share Purchase Mandate.

IMPORTANT DATES AND TIMES:

Last date and time for lodgement of Proxy Form	:	21 April 2007 at 11.20 a.m.
Date and time of Extraordinary General Meeting	:	23 April 2007 at 11.20 a.m. (or as soon thereafter following the conclusion or adjournment of the Ninth Annual General Meeting of the Company to be held at 11.00 a.m. on the same day and at the same place)
Place of Extraordinary General Meeting	:	The Auditorium NTUC Centre, Level 7 One Marina Boulevard Singapore 018989

In this Circular, the following definitions apply throughout unless otherwise stated:

"Articles"	:	The Articles of Association of the Company.
"CDP"	:	The Central Depository (Pte) Limited.
"2006 Circular"	:	The Company's Circular to Shareholders dated 3 April 2006.
"Companies Act"	:	The Companies Act, Chapter 50 of Singapore.
"Company" or **"SCI"**	:	SembCorp Industries Ltd.
"Directors"	:	The directors of the Company for the time being.
"EGM"	:	The extraordinary general meeting of the Company, notice of which is given on pages 33 to 35 of this Circular.
"2006 EGM"	:	The extraordinary general meeting of the Company held on 27 April 2006.
"EPS"	:	Earnings per Share.
"Group"	:	The Company and its subsidiaries.
"Latest Practicable Date"	:	The latest practicable date prior to the printing of this Circular, being 16 March 2007.
"Listing Manual"	:	The listing manual of the SGX-ST, including any amendments made thereto up to the Latest Practicable Date.
"Market Day"	:	A day on which the SGX-ST is open for trading in securities.
"NTA"	:	Net tangible assets.
"Securities Accounts"	:	Securities accounts maintained by Depositors with CDP, but not including securities sub-accounts maintained with a Depository Agent.
"SGX-ST"	:	Singapore Exchange Securities Trading Limited.
"Share Purchase Mandate"	:	The mandate to enable the Company to purchase or otherwise acquire its issued Shares.
"Shareholders"	:	Persons who are registered as holders of Shares in the Register of Members of the Company and Depositors who have Shares entered against their names in the Depository Register.
"Shares"	:	Ordinary shares in the capital of the Company.
"Take-over Code"	:	The Singapore Code on Take-overs and Mergers.
"Temasek"	:	Temasek Holdings (Private) Limited.
"S$"**, **"$" and **"cents"**	:	Singapore dollars and cents, respectively.
"%" or **"per cent."**	:	Per centum or percentage.

The terms "**Depositor**", "**Depository Agent**" and "**Depository Register**" shall have the meanings ascribed to them respectively in Section 130A of the Companies Act.

Words importing the singular shall, where applicable, include the plural and *vice versa*. Words importing the masculine gender shall, where applicable, include the feminine and neuter genders.

References to persons shall include corporations.

Any reference in this Circular to any enactment is a reference to that enactment as for the time being amended or re-enacted. Any word defined under the Companies Act or any statutory modification thereof and not otherwise defined in this Circular shall have the same meaning assigned to it under the Companies Act or any statutory modification thereof, as the case may be.

The headings in this Circular are inserted for convenience only and shall be ignored in construing this Circular.

Any reference to a time of day in this Circular is made by reference to Singapore time unless otherwise stated.

Any discrepancies in the tables in this Circular between the listed amounts and the totals thereof are due to rounding.

SEMBCORP INDUSTRIES LTD

(Incorporated in the Republic of Singapore)
Company Registration No. 199802418D

Directors:

Peter Seah Lim Huat *(Chairman)*
Tang Kin Fei *(Group President & CEO)*
K Shanmugam
Goh Geok Ling
Richard Hale, OBE
Yong Ying-I
Evert Henkes
Lee Suet Fern

Registered Office:

30 Hill Street #05-04
Singapore 179360

5 April 2007

To: The Shareholders of
SembCorp Industries Ltd

Dear Sir/Madam

1. INTRODUCTION

1.1 **EGM.** The Directors are convening an EGM to be held on 23 April 2007 to seek Shareholders' approval for the following proposals:

(a) the proposed modifications to, and renewal of, the Shareholders Mandate; and

(b) the proposed renewal of the Share Purchase Mandate.

1.2 **Circular.** The purpose of this Circular is to provide Shareholders with information relating to the proposals to be tabled at the EGM.

1.3 **SGX-ST.** The SGX-ST takes no responsibility for the accuracy of any statements or opinions made in this Circular.

2. THE PROPOSED MODIFICATIONS TO, AND RENEWAL OF, THE SHAREHOLDERS MANDATE

2.1 **Shareholders Mandate.** At the 2006 EGM, approval of the Shareholders was obtained for the renewal of a shareholders mandate (the "**Shareholders Mandate**") to enable the Company, its subsidiaries and associated companies that are entities at risk (as that term is used in Chapter 9 of the Listing Manual) to enter into certain interested person transactions ("**Interested Person Transactions**") with the classes of interested persons as set out in the Shareholders Mandate. Particulars of the Shareholders Mandate are set out in Appendix 1 to the 2006 Circular.

The Shareholders Mandate was expressed to take effect until the conclusion of the next Annual General Meeting ("**AGM**") of the Company, being the Ninth AGM which is scheduled to be held on 23 April 2007. Accordingly, the Directors propose that the Shareholders Mandate, as proposed to be modified, be renewed at the EGM, to take effect until the Tenth AGM of the Company.

2.2 **Proposed Modifications to the Shareholders Mandate.** The Shareholders Mandate, as approved at the 2006 EGM, is proposed to be modified as follows:

(a) The engineering and construction activities ("**Engineering and Construction Activities**") were previously undertaken by SembCorp Engineers and Constructors Pte Ltd ("**Semb E&C**"). The Company has since disposed of its interest in Semb E&C. Accordingly, the company which will now undertake the Engineering and Construction Activities is SembCorp Design and Construction Pte Ltd.

The Engineering and Construction Activities no longer include the obtaining of ship modification, management, repair and maintenance services and pilotage services in connection with services provided. Accordingly, these activities will be deleted.

(b) The environmental engineering activities ("**Environmental Engineering Activities**") of the Group are undertaken by SembCorp Environmental Management Pte Ltd ("**Semb Enviro**"). These included industrial and commercial cleaning services. As Semb Enviro undertakes industrial, commercial and conservancy cleaning services, the expression "industrial cleaning" will be amended to "cleaning services" and the Environmental Engineering Activities will be amended to include the provision of conservancy cleaning services. In addition, the expression "industrial and commercial cleansing services" will be amended to "industrial and commercial cleaning services".

Other than such modifications, the activities in respect of which the Shareholders Mandate is sought to be renewed remain unchanged.

2.3 **The Appendix**. The Shareholders Mandate, including the rationale for, and the benefits to, the Company, the review procedures for determining transaction prices and other general information relating to Chapter 9 of the Listing Manual, are set out in the Appendix to this Circular. The proposed modifications are lined for Shareholders' ease of reference.

2.4 **Audit Committee Statement.** The Audit Committee of the Company, comprising Messrs Richard Hale, OBE, K Shanmugam, Lee Suet Fern and Yong Ying-I, confirms that:

(a) the methods or procedures for determining the transaction prices under the Shareholders Mandate, as modified, have not changed since the 2006 EGM; and

(b) the methods or procedures referred to in paragraph 2.4(a) above are sufficient to ensure that the transactions will be carried out on normal commercial terms and will not be prejudicial to the interests of the Company and its minority Shareholders.

3. THE PROPOSED RENEWAL OF THE SHARE PURCHASE MANDATE

3.1 **Background**. Shareholders had approved the adoption of the Share Purchase Mandate at the 2006 EGM. The authority and limitations on the Share Purchase Mandate were set out in the 2006 Circular and Ordinary Resolution 3 set out in the Notice of the 2006 EGM.

The Share Purchase Mandate was expressed to take effect on the date of the passing of Ordinary Resolution 3 at the 2006 EGM and will expire on the date of the forthcoming Ninth AGM to be held on 23 April 2007. Accordingly, Shareholders' approval is being sought for the renewal of the Share Purchase Mandate at the EGM, immediately following the Ninth AGM of the Company convened to be held on the same date.

3.2 **Rationale for the Share Purchase Mandate.** The rationale for the Company to undertake the purchase or acquisition of its Shares is as follows:

(a) In managing the business of the Group, management strives to increase Shareholders' value by improving, *inter alia*, the return on equity of the Group. Share purchase is one of the ways through which the return on equity of the Group may be enhanced.

(b) The Share Purchase Mandate is an available option for the Company to return surplus cash which is in excess of the financial and possible investment needs of the Group to its Shareholders. In addition, the Share Purchase Mandate will allow the Company to have greater flexibility over, *inter alia*, the Company's share capital structure and its dividend policy.

(c) Share repurchase programmes help buffer short-term share price volatility and off-set the effects of short-term speculators and investors and, in turn, bolster shareholder confidence and employee morale.

The approval of the Share Purchase Mandate authorising the Company to purchase or acquire its Shares would give the Company the flexibility to undertake share purchases or acquisitions at any time, subject to market conditions, during the period when the Share Purchase Mandate is in force.

While the Share Purchase Mandate would authorise a purchase or acquisition of Shares up to the said 10% limit described in paragraph 3.3.1 below, Shareholders should note that purchases or acquisitions of Shares pursuant to the Share Purchase Mandate may not be carried out to the full 10% limit as authorised and no purchases or acquisitions of Shares would be made in circumstances which would have or may have a material adverse effect on the financial position of the Company.

3.3 **Authority and Limits of the Share Purchase Mandate**. The authority and limitations placed on the Share Purchase Mandate, if approved at the EGM, are summarised below:

3.3.1 ***Maximum Number of Shares***

The total number of Shares which may be purchased or acquired by the Company pursuant to the Share Purchase Mandate is limited to that number of Shares representing not more than 10% of the total number of issued Shares of the Company as at the date of the EGM. Any Shares which are held as treasury shares will be disregarded for purposes of computing the 10% limit.

Based on the number of issued and paid-up Shares as at the Latest Practicable Date and assuming no further Shares are issued, and no Shares are held by the Company as treasury shares, on or prior to the EGM, the purchase by the Company of up to the maximum limit of 10% of its issued Shares will result in the purchase or acquisition of 177,479,074 Shares.

3.3.2 ***Duration of Authority***

Purchases or acquisitions of Shares may be made, at any time and from time to time, on and from the date of the EGM, at which the renewal of the Share Purchase Mandate is approved, up to:

(a) the date on which the next annual general meeting of the Company is held or required by law to be held; or

(b) the date on which the authority conferred by the Share Purchase Mandate is revoked or varied,

whichever is the earlier.

3.3.3 ***Manner of Purchases or Acquisitions of Shares***

Purchases or acquisitions of Shares may be made by way of:

(a) on-market purchases ("**Market Purchases**"), transacted on the SGX-ST through the SGX-ST's trading system, through one or more duly licensed stockbrokers appointed by the Company for the purpose; and/or

(b) off-market purchases ("**Off-Market Purchases**") effected pursuant to an equal access scheme.

The Directors may impose such terms and conditions which are not inconsistent with the Share Purchase Mandate, the Listing Manual and the Companies Act as they consider fit in the interests of the Company in connection with or in relation to any equal access scheme or schemes.

An Off-Market Purchase must, however, satisfy all the following conditions:

(i) offers for the purchase or acquisition of Shares shall be made to every person who holds Shares to purchase or acquire the same percentage of their Shares;

(ii) all of those persons shall be given a reasonable opportunity to accept the offers made; and

(iii) the terms of all the offers shall be the same, except that there shall be disregarded (1) differences in consideration attributable to the fact that offers may relate to Shares with different accrued dividend entitlements and (2) differences in the offers introduced solely to ensure that each person is left with a whole number of Shares.

If the Company wishes to make an Off-Market Purchase in accordance with an equal access scheme, it will issue an offer document containing at least the following information:

(1) terms and conditions of the offer;

(2) period and procedures for acceptances; and

(3) information required under Rules 883(2), (3), (4) and (5) of the Listing Manual.

3.3.4 ***Purchase Price***

The purchase price (excluding brokerage, commission, applicable goods and services tax and other related expenses) to be paid for a Share will be determined by the Directors.

The purchase price to be paid for the Shares must not exceed:

(a) in the case of a Market Purchase, 105% of the Average Closing Price of the Shares; and

(b) in the case of an Off-Market Purchase, 110% of the Average Closing Price of the Shares,

in either case, excluding related expenses of the purchase or acquisition.

For the above purposes:

"**Average Closing Price**" means the average of the last dealt prices of a Share for the five consecutive Market Days on which the Shares are transacted on the SGX-ST immediately preceding the date of the Market Purchase by the Company or, as the case may be, the date of the making of the offer pursuant to the Off-Market Purchase, and deemed to be adjusted in accordance with the listing rules of the SGX-ST for any corporate action which occurs after the relevant five-day period; and

"**date of the making of the offer**" means the date on which the Company makes an offer for the purchase or acquisition of Shares from holders of Shares, stating therein the relevant terms of the equal access scheme for effecting the Off-Market Purchase.

3.4 **Status of Purchased Shares**. Shares purchased or acquired by the Company are deemed cancelled immediately on purchase or acquisition (and all rights and privileges attached to the Shares will expire on such cancellation) unless such Shares are held by the Company as treasury shares. The total number of issued Shares will be diminished by the number of Shares purchased or acquired by the Company and which are not held as treasury shares.

3.5 **Treasury Shares.** Under the Companies Act, Shares purchased or acquired by the Company may be held or dealt with as treasury shares.

Some of the provisions on treasury shares under the Companies Act are summarised below:

3.5.1 ***Maximum Holdings***

The number of Shares held as treasury shares cannot at any time exceed 10% of the total number of issued Shares.

3.5.2 ***Voting and Other Rights***

The Company cannot exercise any right in respect of treasury shares. In particular, the Company cannot exercise any right to attend or vote at meetings and for the purposes of the Companies Act, the Company shall be treated as having no right to vote and the treasury shares shall be treated as having no voting rights.

In addition, no dividend may be paid, and no other distribution of the Company's assets may be made, to the Company in respect of treasury shares. However, the allotment of shares as fully paid bonus shares in respect of treasury shares is allowed. A subdivision or consolidation of any treasury share into treasury shares of a smaller amount is also allowed so long as the total value of the treasury shares after the subdivision or consolidation is the same as before.

3.5.3 ***Disposal and Cancellation***

Where Shares are held as treasury shares, the Company may at any time:

(a) sell the treasury shares for cash;

(b) transfer the treasury shares for the purposes of or pursuant to an employees' share scheme;

(c) transfer the treasury shares as consideration for the acquisition of shares in or assets of another company or assets of a person;

(d) cancel the treasury shares; or

(e) sell, transfer or otherwise use the treasury shares for such other purposes as may be prescribed by the Minister for Finance.

3.6 **Source of Funds**. The Company may purchase or acquire its own Shares out of capital, as well as from its profits.

The Company will use the internal sources of funds of the Group to finance the Company's purchase or acquisition of the Shares. The Company does not intend to obtain or incur any external borrowings to finance such purchase or acquisition. The Directors do not propose to exercise the Share Purchase Mandate to such extent that it would materially affect the working capital requirements of the Group.

3.7 **Financial Effects**. The financial effects on the Group arising from purchases or acquisitions of Shares which may be made pursuant to the Share Purchase Mandate will depend on, *inter alia,* whether the Shares are purchased or acquired out of profits and/or capital of the Company, the number of Shares purchased or acquired and the price paid for such Shares and whether the Shares purchased or acquired are held in treasury or cancelled. The financial effects on the Group, based on the audited financial statements of the Group for the financial year ended 31 December 2006, are based on the assumptions set out below.

3.7.1 ***Purchase or Acquisition out of Profits and/or Capital***

Under the Companies Act, purchases or acquisitions of Shares by the Company may be made out of the Company's profits and/or capital.

Where the consideration paid by the Company for the purchase or acquisition of Shares is made out of profits, such consideration (excluding brokerage, commission, applicable goods and services tax and other related expenses) will correspondingly reduce the amount available for the distribution of dividends by the Company.

Where the consideration paid by the Company for the purchase or acquisition of Shares is made out of capital, the amount available for the distribution of dividends by the Company will not be reduced.

3.7.2 ***Number of Shares Acquired or Purchased***

Based on the number of issued and paid-up Shares as at the Latest Practicable Date and assuming no further Shares are issued, and no Shares are held by the Company as treasury shares, on or prior to the EGM, the purchase by the Company of up to the maximum limit of 10% of its issued Shares will result in the purchase or acquisition of 177,479,074 Shares.

3.7.3 ***Maximum Price Paid for Shares Acquired or Purchased***

In the case of Market Purchases by the Company and assuming that the Company purchases or acquires 177,479,074 Shares at the maximum price of S$4.79 for one Share (being the price equivalent to 105% of the Average Closing Price of the Shares for the five consecutive Market Days on which the Shares were traded on the SGX-ST immediately preceding the Latest Practicable Date), the maximum amount of funds required for the purchase or acquisition of 177,479,074 Shares is S$850,124,764.

In the case of Off-Market Purchases by the Company and assuming that the Company purchases or acquires 177,479,074 Shares at the maximum price of S$5.02 for one Share (being the price equivalent to 110% of the Average Closing Price of the Shares for the five consecutive Market Days on which the Shares were traded on the SGX-ST immediately preceding the Latest Practicable Date), the maximum amount of funds required for the purchase or acquisition of 177,479,074 Shares is S$890,944,951.

3.7.4 ***Illustrative Financial Effects***

The financial effects on the Group arising from purchases or acquisitions of Shares which may be made pursuant to the proposed Share Purchase Mandate will depend on, *inter alia*, whether the purchase or acquisition is made out of profits and/or capital, the aggregate number of Shares purchased or acquired and the consideration paid at the relevant time and whether the Shares purchased or acquired are cancelled or held in treasury.

For illustrative purposes only and on the basis of the assumptions set out in paragraphs 3.7.2 and 3.7.3 above, the financial effects of the purchase or acquisition of Shares by the Company pursuant to the Share Purchase Mandate on the audited financial statements of the Group for the financial year ended 31 December 2006 are set out below and assuming the following:

(a) the purchase or acquisition of 177,479,074 Shares by the Company pursuant to the Share Purchase Mandate by way of Market Purchases made equally out of profits and capital and cancelled or held in treasury; and

(b) the purchase or acquisition of 177,479,074 Shares by the Company pursuant to the Share Purchase Mandate by way of Off-Market Purchases made equally out of profits and capital and cancelled or held in treasury.

Scenario 1(A)

Market Purchases of up to a maximum of 10% made equally out of profits (5%) and capital (5%) and cancelled

	Group	
	Before Share Purchase S$'000	**After Share Purchase S$'000**
As at 31 December 2006		
Share Capital	525,414	100,351
Other Reserves	474,738	474,738
Accumulated Profits	1,811,447	1,386,385
	2,811,599	1,961,474
Treasury Shares	–	–
	2,811,599	1,961,474
Minority Interests	648,186	648,186
Total Equity	3,459,785	2,609,660
NTA	2,694,117	1,843,992
Current Assets	3,734,508	2,884,383
Current Liabilities	2,585,676	2,585,676
Total Borrowings	1,321,957	1,321,957
Cash and Cash Equivalents	1,172,975	322,850
Number of issued and paid-up Shares	1,770,177,555	1,592,698,481[1]
Financial Ratios		
Basic EPS		
- Before exceptional items (cents)	21.57	23.98
- After exceptional Items (cents)	58.51	65.07
NTA per Share (S$)	1.52	1.16
Net Gearing[2] (times)	0.04	0.38

Notes:

(1) Excludes 177,479,074 Shares cancelled and is computed based on 1,774,790,742 Shares in issue as at the Latest Practicable Date.

(2) Net Gearing means the ratio of net borrowings to the shareholders' funds, including minority interests.

Scenario 1(B)

Market Purchases of up to a maximum of 10% made equally out of profits (5%) and capital (5%) and held as treasury shares

	Group	
	Before Share Purchase S$'000	**After Share Purchase S$'000**
As at 31 December 2006		
Share Capital	525,414	525,414
Other Reserves	474,738	474,738
Accumulated Profits	1,811,447	1,811,447
	2,811,599	2,811,599
Treasury Shares	-	(850,125)
	2,811,599	1,961,474
Minority Interests	648,186	648,186
Total Equity	3,459,785	2,609,660
NTA	2,694,117	1,843,992
Current Assets	3,734,508	2,884,383
Current Liabilities	2,585,676	2,585,676
Total Borrowings	1,321,957	1,321,957
Cash and Cash Equivalents	1,172,975	322,850
Number of issued and paid-up Shares	1,770,177,555	1,770,177,555[1]
Financial Ratios		
Basic EPS		
- Before exceptional items (cents)	21.57	23.98
- After exceptional Items (cents)	58.51	65.07
NTA per Share (S$)	1.52	1.16
Net Gearing[2] (times)	0.04	0.38

Notes:

(1) Includes 177,479,074 Shares that are held as treasury shares and is computed based on 1,774,790,742 Shares in issue as at the Latest Practicable Date.

(2) Net Gearing means the ratio of net borrowings to the shareholders' funds, including minority interests.

Scenario 1(C)

Off-Market Purchases of up to a maximum of 10% made equally out of profits (5%) and capital (5%) and cancelled

	Group	
	Before Share Purchase S$'000	**After Share Purchase S$'000**
As at 31 December 2006		
Share Capital	525,414	79,941
Other Reserves	474,738	474,738
Accumulated Profits	1,811,447	1,365,975
	2,811,599	1,920,654
Treasury Shares	–	–
	2,811,599	1,920,654
Minority Interests	648,186	648,186
Total Equity	3,459,785	2,568,840
NTA	2,694,117	1,803,172
Current Assets	3,734,508	2,843,563
Current Liabilities	2,585,676	2,585,676
Total Borrowings	1,321,957	1,321,957
Cash and Cash Equivalents	1,172,975	282,030
Number of issued and paid-up Shares	1,770,177,555	1,592,698,481[1]
Financial Ratios		
Basic EPS		
- Before exceptional items (cents)	21.57	23.98
- After exceptional Items (cents)	58.51	65.07
NTA per Share (S$)	1.52	1.13
Net Gearing[2] (times)	0.04	0.40

Notes:

(1) Excludes 177,479,074 Shares cancelled and is computed based on 1,774,790,742 Shares in issue as at the Latest Practicable Date.

(2) Net Gearing means the ratio of net borrowings to the shareholders' funds, including minority interests.

Scenario 1(D)

Off-Market Purchases of up to a maximum of 10% made equally out of profits (5%) and capital (5%) and held as treasury shares

	Group	
	Before Share Purchase S$'000	**After Share Purchase S$'000**
As at 31 December 2006		
Share Capital	525,414	525,414
Other Reserves	474,738	474,738
Accumulated Profits	1,811,447	1,811,447
	2,811,599	2,811,599
Treasury Shares	–	(890,945)
	2,811,599	1,920,654
Minority Interests	648,186	648,186
Total Equity	3,459,765	2,568,840
NTA	2,694,117	1,803,172
Current Assets	3,734,508	2,843,563
Current Liabilities	2,585,676	2,585,676
Total Borrowings	1,321,957	1,321,957
Cash and Cash Equivalents	1,172,975	282,030
Number of issued and paid-up Shares	1,770,177,555	1,770,177,555[1]
Financial Ratios		
Basic EPS		
- Before exceptional items (cents)	21.57	23.98
- After exceptional Items (cents)	58.51	65.07
NTA per Share (S$)	1.52	1.13
Net Gearing[2] (times)	0.04	0.40

Notes:

(1) Includes 177,479,074 Shares that are held as treasury shares and is computed based on 1,774,790,742 Shares in issue as at the Latest Practicable Date.

(2) Net Gearing means the ratio of net borrowings to the shareholders' funds, including minority interests.

The financial effects set out above are for illustrative purposes only. Although the Share Purchase Mandate would authorise the Company to purchase or acquire up to 10% of the issued Shares, the Company may not necessarily purchase or acquire or be able to purchase or acquire the entire 10% of the issued Shares. In addition, the Company may cancel all or part of the Shares repurchased or hold all or part of the Shares repurchased in treasury.

3.8 **Listing Status of the Shares.** The Listing Manual requires a listed company to ensure that at least 10% of equity securities (excluding preference shares and convertible equity securities) in a class that is listed is at all times held by the public. As at the Latest Practicable Date, Temasek, a substantial Shareholder of the Company, has a direct and deemed interest in approximately 49.81% of the issued Shares as at that date. Approximately 50.19% of the issued Shares are held by public shareholders.

The Company is of the view that there is a sufficient number of Shares in issue held by public shareholders which would permit the Company to undertake purchases or acquisitions of its Shares through Market Purchases up to the full 10% limit pursuant to the proposed Share Purchase Mandate without affecting the listing status of the Shares on the SGX-ST, causing market illiquidity or affecting orderly trading.

3.9 **Take-over Implications.** Appendix 2 of the Take-over Code contains the Share Buy-Back Guidance Note. The take-over implications arising from any purchase or acquisition by the Company of its Shares are set out below:

3.9.1 ***Obligation to make a Take-over Offer***

If, as a result of any purchase or acquisition by the Company of its Shares, the proportionate interest in the voting capital of the Company of a Shareholder and persons acting in concert with him increases, such increase will be treated as an acquisition for the purposes of Rule 14 of the Take-over Code. Consequently, a Shareholder or a group of Shareholders acting in concert with a Director could obtain or consolidate effective control of the Company and become obliged to make an offer under Rule 14 of the Takeover Code.

3.9.2 ***Persons Acting in Concert***

Under the Take-over Code, persons acting in concert comprise individuals or companies who, pursuant to an agreement or understanding (whether formal or informal), cooperate, through the acquisition by any of them of shares in a company to obtain or consolidate effective control of that company.

Unless the contrary is established, the Take-over Code presumes, *inter alia*, the following individuals and companies to be persons acting in concert with each other:

(a) the following companies:

(i) a company;

(ii) the parent company of (i);

(iii) the subsidiaries of (i);

(iv) the fellow subsidiaries of (i);

(v) the associated companies of any of (i), (ii), (iii) or (iv);

(vi) companies whose associated companies include any of (i), (ii), (iii), (iv) or (v);

(vii) any person who has provided financial assistance (other than a bank in the ordinary course of business) to any of the above for the purchase of voting rights[1]; and

1 This presumption will apply with effect from 1 April 2007 pursuant to the amendments to the Take-over Code announced by the Monetary Authority of Singapore on 15 March 2007.

(b) a company with any of its directors (together with their close relatives, related trusts as well as companies controlled by any of the directors, their close relatives and related trusts).

The circumstances under which Shareholders, including Directors and persons acting in concert with them respectively, will incur an obligation to make a take-over offer under Rule 14 of the Take-over Code after a purchase or acquisition of Shares by the Company are set out in Appendix 2 of the Take-over Code.

3.9.3 ***Effect of Rule 14 and Appendix 2***

In general terms, the effect of Rule 14 and Appendix 2 of the Take-over Code is that, unless exempted, Directors and persons acting in concert with them will incur an obligation to make a take-over offer under Rule 14 if, as a result of the Company purchasing or acquiring Shares, the voting rights of such Directors and their concert parties would increase to 30% or more, or in the event that such Directors and their concert parties hold between 30% and 50% of the Company's voting rights, if the voting rights of such Directors and their concert parties would increase by more than 1% in any period of six months.

Under Appendix 2 of the Take-over Code, a Shareholder not acting in concert with the Directors will not be required to make a take-over offer under Rule 14 if, as a result of the Company purchasing or acquiring its Shares, the voting rights of such Shareholder would increase to 30% or more, or, if such Shareholder holds between 30% and 50% of the Company's voting rights, the voting rights of such Shareholder would increase by more than 1% in any period of six months. Such Shareholder need not abstain from voting in respect of the resolution authorising the Share Purchase Mandate.

Shareholders who are in doubt as to their obligations, if any, to make a mandatory takeover offer under the Take-over Code as a result of any purchase or acquisition of Shares by the Company should consult the Securities Industry Council and/or their professional advisers at the earliest opportunity.

3.10 **Reporting Requirements.** The Listing Manual specifies that a listed company shall report all purchases or acquisitions of its shares to the SGX-ST not later than 9.00 a.m. (i) in the case of a Market Purchase, on the Market Day following the day of purchase or acquisition of any of its shares and (ii) in the case of an Off-Market Purchase under an equal access scheme, on the second Market Day after the close of acceptances of the offer. Such announcement (which must be in the form of Appendix 8.3.1 to the Listing Manual) must include details of the date of the purchase, the total number of shares purchased, the purchase price per share or the highest and lowest prices paid for such shares, as applicable, and the total consideration (including stamp duties and clearing charges) paid or payable for the shares.

4. DIRECTORS' AND SUBSTANTIAL SHAREHOLDER'S INTERESTS

4.1 **Directors' Interests.** As at the Latest Practicable Date, the Directors' interests in Shares as recorded in the Register of Directors' Shareholdings are as follows:

	Number of Shares				Number of Shares comprised in outstanding share options/awards
Director	**Direct Interest**	**%**	**Deemed Interest**	**%**	
Peter Seah Lim Huat	630,000	0.04	–	–	350,000
Tang Kin Fei	1,571,841	0.09	–	–	2,517,572[(2)]
K Shanmugam	253,750	0.01	–	–	236,250
Goh Geok Ling	302,500	0.02	131,600[(1)]	0.01	160,000
Richard Hale, OBE	197,500	0.01	–	–	288,750
Yong Ying-I	250,000	0.01	–	–	–
Evert Henkes	–	–	–	–	94,000
Lee Suet Fern	–	–	–	–	105,000

Notes:

(1) Goh Geok Ling is deemed to be interested in the 131,600 Shares held by his spouse and a company in which he has a deemed interest of 20% or more.

(2) Of the 2,517,572 Shares:

(a) 1,610,000 Shares are comprised in options granted to Tang Kin Fei pursuant to the SembCorp Industries Share Option Plan;

(b) 419,200 Shares are comprised in conditional awards granted to Tang Kin Fei pursuant to the SembCorp Industries Performance Share Plan ("**PSP**"), subject to performance targets set over a 3 year period from 2005 to 2007. Achievement of targets below targets level will mean no Shares will be delivered, while achievement up to 150% will mean up to 1.5 times the number of conditional Shares awarded could be delivered;

(c) 419,600 Shares are comprised in conditional awards granted to Tang Kin Fei pursuant to the PSP, subject to performance targets set over a 3 year period from 2006 to 2008. Achievement of targets below targets level will mean no Shares will be delivered, while achievement up to 150% will mean up to 1.5 times the number of conditional Shares awarded could be delivered; and

(d) 68,772 Shares are comprised in conditional awards granted to Tang Kin Fei pursuant to the SembCorp Industries Restricted Stock Plan for a 2 year period from 2006 to 2007. Achievement of targets below targets level will mean no Shares will be delivered, while achievement up to 130% will mean up to 1.3 times the number of conditional Shares awarded could be delivered.

4.2 **Substantial Shareholder's Interests.** As at the Latest Practicable Date, the interests of the substantial Shareholder in Shares as recorded in the Register of Substantial Shareholders are as follows:

	Number of Shares			
Substantial Shareholder	**Direct Interest**	**%**	**Deemed Interest**	**%**
Temasek	871,200,328	49.09	12,718,760[(1)]	0.72

Note:

(1) Temasek is deemed to be interested in the 12,718,760 Shares held by its subsidiaries.

4.3 **Abstention from voting.** Peter Seah Lim Huat who holds an advisory position in Temasek and Mr Tang Kin Fei who is the Group President & CEO of the Company will abstain from voting their Shares, if any, in respect of Resolution 1, being the Ordinary Resolution relating to the proposed modifications to, and renewal of, the Shareholders Mandate to be proposed at the EGM. Messrs Peter Seah Lim Huat and Tang Kin Fei will also decline to accept appointment as proxy for any Shareholder to vote in respect of Resolution 1, unless the Shareholder concerned shall have given instructions in his Proxy Form as to the manner in which his votes are to be cast in respect of Resolution 1.

Temasek and its associates, being Interested Persons (as described in paragraph 5.1 of the Appendix to this Circular), will abstain from voting their respective Shares, if any, in respect of Resolution 1 at the EGM.

5. DIRECTORS' RECOMMENDATIONS

5.1 **Proposed Modifications to, and Renewal of, the Shareholders Mandate.** The Directors who are considered independent for the purposes of the proposed modifications to, and renewal of, the Shareholders Mandate are K Shanmugam, Goh Geok Ling, Richard Hale, OBE, Yong Ying-I, Evert Henkes and Lee Suet Fern (the "**Independent Directors**"). The Independent Directors are of the opinion that the entry into of the Interested Person Transactions between the EAR Group (as described in paragraph 2.2 of the Appendix to this Circular) and those Interested Persons (as described in paragraph 5.1 of the Appendix to this Circular) in the ordinary course of its business will be entered into to enhance the efficiency of the EAR Group and are in the best interests of the Company.

For the reasons set out in paragraphs 2, 4 and 6 of the Appendix to this Circular, the Independent Directors recommend that Shareholders vote in favour of Resolution 1, being the Ordinary Resolution relating to the proposed modifications to, and renewal of, the Shareholders Mandate to be proposed at the EGM.

5.2 **Proposed Renewal of the Share Purchase Mandate.** The Directors are of the opinion that the proposed Share Purchase Mandate is in the best interests of the Company. Accordingly, they recommend that Shareholders vote in favour of an Ordinary Resolution 2, being the Ordinary Resolution relating to the proposed renewal of the Share Purchase Mandate to be proposed at the EGM.

6. EXTRAORDINARY GENERAL MEETING

The EGM, notice of which is set out on pages 33 to 35 of this Circular, will be held at The Auditorium, NTUC Centre, Level 7, One Marina Boulevard, Singapore 018989 on 23 April 2007 at 11.20 a.m. (or as soon thereafter following the conclusion or adjournment of the Ninth Annual General Meeting of the Company to be held at 11.00 a.m. on the same day and at the same place) for the purpose of considering and, if thought fit, passing with or without modifications the Ordinary Resolutions set out in the Notice of EGM.

7. ACTION TO BE TAKEN BY SHAREHOLDERS

7.1 **Appointment of Proxies**. Shareholders who are unable to attend the EGM and wish to appoint a proxy to attend and vote at the EGM on their behalf will find attached to this Circular a Proxy Form which they are requested to complete, sign and return in accordance with the instructions printed thereon as soon as possible and in any event so as to arrive at the registered office of the Company not less than 48 hours before the time fixed for the EGM. The sending of a Proxy Form by a Shareholder does not preclude him from attending and voting in person at the EGM if he finds that he is able to do so. In such event, the relevant Proxy Forms will be deemed to be revoked.

7.2 **When Depositor regarded as Shareholder.** A Depositor shall not be regarded as a Shareholder of the Company entitled to attend the EGM and to speak and vote thereat unless his name appears on the Depository Register at least 48 hours before the time fixed for the EGM.

8. INSPECTION OF DOCUMENTS

The following documents are available for inspection at the registered office of the Company at 30 Hill Street #05-04, Singapore 179360 during normal business hours from the date of this Circular up to the date of the EGM:

(a) the Annual Report of the Company for the financial year ended 31 December 2006;

(b) the 2006 Circular; and

(c) the Memorandum and Articles of Association of the Company.

9. DIRECTORS' RESPONSIBILITY STATEMENT

The Directors collectively and individually accept responsibility for the accuracy of the information given in this Circular and confirm, having made all reasonable enquiries, that to the best of their knowledge and belief, the facts stated and the opinions expressed in this Circular are fair and accurate and that there are no material facts the omission of which would make any statement in this Circular misleading.

Yours faithfully
for and on behalf of
the Board of Directors of
SembCorp Industries Ltd

Peter Seah Lim Huat
Chairman

THE SHAREHOLDERS MANDATE

1. Chapter 9 of the Listing Manual

1.1 Chapter 9 of the listing manual (the "**Listing Manual**") of the Singapore Exchange Securities Trading Limited ("**SGX-ST**") governs transactions by a listed company, as well as transactions by its subsidiaries and associated companies that are considered to be at-risk, with the listed company's interested persons. When this Chapter applies to a transaction and the value of that transaction alone or on aggregation with other transactions conducted with the interested person during the financial year reaches, or exceeds, certain materiality thresholds, the listed company is required to make an immediate announcement, or to make an immediate announcement and seek its shareholders' approval for that transaction.

1.2 Except for certain transactions which, by reason of the nature of such transactions, are not considered to put the listed company at risk to its interested person and hence are excluded from the ambit of Chapter 9, immediate announcement and shareholders' approval would be required in respect of transactions with interested persons if certain financial thresholds (which are based on the value of the transaction as compared with the listed company's latest audited consolidated net tangible assets ("**NTA**")) are reached or exceeded. In particular, shareholders' approval is required for an interested person transaction of a value equal to, or which exceeds:

(a) 5 per cent of the listed company's latest audited consolidated NTA; or

(b) 5 per cent of the listed company's latest audited consolidated NTA, when aggregated with other transactions entered into with the same interested person (as such term is construed under Chapter 9 of the Listing Manual) during the same financial year.

1.3 Based on the latest audited consolidated accounts of SembCorp Industries Ltd ("**SembCorp Industries**") and its subsidiaries (the "**SembCorp Group**") for the financial year ended 31 December 2006, the consolidated NTA of the SembCorp Group was S$2,694,117,000. In relation to SembCorp Industries, for the purposes of Chapter 9, in the current financial year and until such time that the consolidated audited accounts of the SembCorp Group for the year ending 31 December 2007 are published, 5 per cent of the latest audited consolidated NTA of the SembCorp Group would be S$134,705,850.

1.4 Chapter 9 of the Listing Manual permits a listed company, however, to seek a mandate from its shareholders for recurrent transactions of a revenue or trading nature or those necessary for its day-to-day operations such as the purchase and sale of supplies and materials (but not in respect of the purchase or sale of assets, undertakings or businesses) that may be carried out with the listed company's interested persons.

1.5 Under the Listing Manual:

(a) an "**entity at risk**" means:

(i) the listed company;

(ii) a subsidiary of the listed company that is not listed on the SGX-ST or an approved exchange; or

(iii) an associated company of the listed company that is not listed on the SGX-ST or an approved exchange, provided that the listed company and/or its subsidiaries (the "**listed group**"), or the listed group and its interested person(s), has control over the associated company;

(b) an **"interested person"** means a director, chief executive officer or controlling shareholder of the listed company or an associate of such director, chief executive officer or controlling shareholder;

(c) an **"associate"** in relation to an interested person who is a director, chief executive officer or controlling shareholder includes an immediate family member (that is, the spouse, child, adopted-child, step-child, sibling or parent) of such director, chief executive officer or controlling shareholder, the trustees of any trust of which the director/his immediate family, the chief executive officer/his immediate family or controlling shareholder/his immediate family is a beneficiary or, in the case of a discretionary trust, is a discretionary object, and any company in which the director/his immediate family, the chief executive officer/his immediate family or controlling shareholder/his immediate family has or have an aggregate interest (directly or indirectly) of 30 per cent or more, and, where a controlling shareholder is a corporation, its subsidiary or holding company or fellow subsidiary or a company in which it and/or they have (directly or indirectly) an interest of 30 per cent or more;

(d) an **"approved exchange"** means a stock exchange that has rules which safeguard the interests of shareholders against interested person transactions according to similar principles to Chapter 9; and

(e) an **"interested person transaction"** means a transaction between an entity at risk and an interested person.

2. Rationale for the Shareholders Mandate

2.1 It is envisaged that in the ordinary course of their businesses, transactions between companies in the EAR Group (as defined below) and SembCorp Industries' interested persons are likely to occur from time to time. Such transactions would include, but are not limited to, the provision of goods and services in the ordinary course of business of the EAR Group to SembCorp Industries' interested persons or the obtaining of goods and services from them.

2.2 In view of the time-sensitive nature of commercial transactions, the renewal of the mandate (the "**Shareholders Mandate**") pursuant to Chapter 9 of the Listing Manual will enable:

(a) SembCorp Industries;

(b) subsidiaries of SembCorp Industries (excluding subsidiaries listed on the SGX-ST or an approved exchange); and

(c) associated companies of SembCorp Industries (other than an associated company that is listed on the SGX-ST or an approved exchange) over which the SembCorp Group, or the SembCorp Group and interested person(s) of SembCorp Industries has or have control,

(together, the "**EAR Group**"), or any of them, in the ordinary course of their businesses, to enter into the categories of transactions ("**Interested Person Transactions**") set out in paragraph 6.1 below with the specified classes of SembCorp Industries' interested persons (the "**Interested Persons**") set out in paragraph 5.1 below, provided such Interested Person Transactions are made on normal commercial terms.

3. Scope of the Shareholders Mandate

3.1 The EAR Group engages in a wide range of activities which include the following principal activities for which the renewal of the Shareholders Mandate is being sought:

(a) utilities activities ("**Utilities Activities**"), undertaken by SembCorp Utilities Pte Ltd ("**Semb Utilities**"), relating to *inter alia* the business of:

(i) providing a range of utilities and support services, such as steam, cooling water, high grade industrial water, wastewater treatment, hazardous waste management and incineration services and terminalling facilities;

(ii) importing and retailing natural gas in Singapore;

(iii) power generation and supply; and

(iv) production and supply of specialised chemical feedstock;

(b) engineering and construction activities ("**Engineering and Construction Activities**"), undertaken by ~~SembCorp Engineers and Constructors Pte Ltd ("**Semb E&C**")~~ SembCorp Design and Construction Pte Ltd ("**SDC**"), relating to *inter alia* the business of providing design-and-build engineering and construction services, with core capabilities ranging from building construction, civil engineering, infrastructure works and process and plant engineering; and

(c) environmental engineering activities ("**Environmental Engineering Activities**"), undertaken by SembCorp Environmental Management Pte Ltd (formerly known as SembCorp Waste Management Pte Ltd) ("**Semb Enviro**"), relating to *inter alia* the business of:

(i) waste collection and transportation;

(ii) landfilling;

(iii) incineration with energy recovery;

(iv) ~~industrial~~ cleaning services;

(v) recycling and re-use; and

(vi) consultancy and engineering.

3.2 In addition, the Shareholders Mandate also includes certain other activities of the SembCorp Group apart from those listed in paragraph 3.1 above ("**Other Activities**"), undertaken by various other companies in the EAR Group, relating to *inter alia* the business of:

(a) investing, owning, operating and managing industrial parks;

(b) investing in and management of development properties, hotels and resorts; and

(c) designing and minting of circulation coins, production of commemorative issues, and sale of numismatic items.

3.3 The Shareholders Mandate does not cover any transaction by a company in the EAR Group with an Interested Person that is below $100,000 in value as the threshold and aggregation requirements of Chapter 9 of the Listing Manual would not apply to such transactions.

3.4 Transactions with interested persons (including the Interested Persons) that do not fall within the ambit of the Shareholders Mandate will be subject to the relevant provisions of Chapter 9 of the Listing Manual and/or other applicable provisions of the Listing Manual.

4. Benefit to Shareholders

The Shareholders Mandate (and its subsequent renewal thereafter on an annual basis) will enhance the ability of companies in the EAR Group to pursue business opportunities which are time-sensitive in nature, and will eliminate the need for SembCorp Industries to announce, or to announce and convene separate general meetings on each occasion to seek Shareholders' prior approval for the entry by the relevant company in the EAR Group into, such transactions. This will substantially reduce the expenses associated with the convening of general meetings on an *ad hoc* basis, improve administrative efficacy considerably, and allow manpower resources and time to be channeled towards attaining other corporate objectives.

5. Classes of Interested Persons

5.1 The Shareholders Mandate applies to the Interested Person Transactions (as described in paragraph 6.1 below) which are carried out with the following classes of Interested Persons:

(a) Temasek Holdings (Private) Limited and its associates (the "**Temasek Group**"); and

(b) Directors, Chief Executive Officer(s) and controlling shareholders of SembCorp Industries (other than the controlling shareholder described in sub-paragraph (a) above) and their respective associates.

5.2 Transactions with Interested Persons which do not fall within the ambit of the Shareholders Mandate shall be subject to the relevant provisions of Chapter 9 of the Listing Manual.

6. Categories of Interested Person Transactions

6.1 The Interested Person Transactions with the Interested Persons (as described in paragraph 5.1 above) which are covered by the Shareholders Mandate and the benefits to be derived therefrom are set out below:

6.1.1 General Transactions

This category relates to general transactions ("**General Transactions**") in connection with the provision to, or the obtaining from, Interested Persons of products and services in the normal course of business of the EAR Group (as more particularly described in paragraphs 3.1 and 3.2 above) or which are necessary for the day-to-day operations of the EAR Group comprising the following:

(a) <u>Utilities Activities</u>

The products and services under this sub-category are:

(i) the provision or obtaining of natural gas for the generation of electricity and the production of steam, chemical feedstock and heating;

(ii) the provision or obtaining of electricity and steam;

(iii) the provision of centralised utilities, terminalling, industrial water treatment and management services;

(iv) the obtaining of engineering, procurement and construction services to build infrastructure facilities in connection with the provision or supply of utilities;

(v) the provision of industrial water;

(vi) the provision or obtaining of hazardous waste management and incineration services;

(vii) the provision of materials used as feedstocks for the production of petroleum products;

(viii) the obtaining of hedging services in connection with the purchase or the provision of utilities; and

(ix) the provision or the obtaining of such other products (including but not limited to fuel oil) and/or services which are incidental to or in connection with the provision or obtaining of products and/or services in sub-paragraphs (i) to (viii) above.

The transactions set out in sub-paragraphs (i) to (vii) arise in the normal course of business of Semb Utilities, while those set out in sub-paragraphs (viii) and (ix) are necessary for the day-to-day operations of Semb Utilities.

(b) <u>Engineering and Construction Activities</u>

The products and services under this sub-category are:

(i) the provision or obtaining of engineering, procurement, construction and management services for turnkey projects and construction services (including retrofitting and renovation);

(ii) the provision or obtaining of design consultancy services (covering architectural, structural, mechanical, process, civil, electrical, land surveying and quantity surveying);

(iii) the sale or purchase of building materials;

(iv) the provision or obtaining of building, engineering and technical services;

(v) the leasing and rental (as lessor and lessee) of plant and equipment used in connection with services provided;

(vi) the leasing and rental (as lessor and lessee) of vessels, tug boats and barges used in connection with services provided;

~~(vii) the obtaining of ship modification, management, repair and maintenance services and pilotage services in connection with services provided;~~

~~(viii)~~
<u>(vii)</u> the obtaining or the purchase of electronic and engineering equipment, construction plant and equipment, computer maintenance and systems and insurances;

~~(ix)~~
<u>(viii)</u> the provision or obtaining of land and sea transportation, freight services, warehousing and logistics services;

~~(x)~~
(ix) the provision or obtaining of property management, property security and building maintenance services;

~~(xi)~~
(x) the obtaining of commodity hedging services in respect of the purchase of commodities used for the purposes of the business activities; and

~~(xii)~~
(xi) the provision or the obtaining of such other products and/or services which are incidental to or in connection with the provision or obtaining of products and/or services in sub-paragraphs (i) to ~~(xi)~~ (x) above.

The transactions set out in sub-paragraphs (i) to (iii) arise in the normal course of business of ~~Semb E&C~~ SDC, while those set out in sub-paragraphs (iv) to ~~(xii)~~ (xi) are necessary for the day-to-day operations of ~~Semb E&C~~ SDC.

(c) Environmental Engineering Activities

The products and services under this sub-category are:

(i) the provision of industrial and commercial waste collection services, including the sale of bins, to industrial and commercial buildings, hotels, serviced residences and private and public institutions;

(ii) the provision of haulage, recycling and waste minimization of construction and other waste services;

(iii) the provision of industrial and commercial ~~cleancing~~ cleaning services to industrial, commercial and private residential premises;

(iv) the provision of conservancy cleaning services;

~~(iv)~~
(v) the provision of mechanical sweeping services for privately maintained roads, paved precincts, car parks and other open areas in condominiums, industrial and commercial estates and both public and private institutions;

~~(v)~~
(vi) the provision of recycling services;

~~(vi)~~
(vii) the provision of medical waste collection and disposal services to hospital, private clinics and health institutions;

~~(vii)~~
(viii) the provision of liquid waste transportation and disposal services;

~~(viii)~~
(ix) the provision of record destruction services;

~~(ix)~~
(x) the provision of pneumatic refuse conveyance system;

~~(x)~~
(xi) the provision of biomass waste-to-energy incineration services;

~~(xi)~~
(xii) the provision of environmental engineering and consultancy services;

~~(xii)~~
(xiii) the leasing of vehicles (as lessee) and the obtaining of maintenance and repair services (including the purchase of spare parts);

~~(xiii)~~
(xiv) the leasing of properties (such as depots) which are not in use (as lessor) to generate additional revenue for Semb Enviro, and the leasing of office space (as lessee); and

~~(xiv)~~
(xv) the provision or the obtaining of such other products and/or services which are incidental to or in connection with the provision or obtaining of products and/or services in sub-paragraphs (i) to ~~(xiii)~~ (xiv) above.

The transactions set out in sub-paragraphs (i) to ~~(xi)~~ (xii) arise in the normal course of business of Semb Enviro, while those set out in sub-paragraphs ~~(xii)~~ (xiii) to ~~(xiv)~~ (xv) are necessary for the day-to-day operations of Semb Enviro.

(d) Other Activities

The products and services under this sub-category are:

(i) the sale/purchase and/or lease of land parcels, office space and factories in industrial parks and other development properties;

(ii) the provision of project management, site management, estate management and consultancy services in relation to industrial parks;

(iii) the management and operation of industrial parks and infrastructure projects;

(iv) the manufacturing, marketing and trading of numismatic coins and medallions, and other related products and services;

(v) the leasing of properties which are not in use (as lessor) to generate additional revenue for the EAR Group; and

(vi) the provision or the obtaining of such other products and/or services which are incidental to or in connection with the provision or obtaining of products and/or services in sub-paragraphs (i) to (v) above.

The transactions set out in sub-paragraphs (i) to (iv) arise in the normal course of business of the relevant company in the EAR Group, while those set out in subparagraphs (v) and (vi) are necessary for the day-to-day operations of the relevant company in the EAR Group.

The EAR Group will benefit from having access to competitive quotes from the different companies in the different industries within the Temasek Group in addition to obtaining quotes from, or transacting with, non-Interested Persons.

6.1.2 **Treasury Transactions**

Treasury transactions ("**Treasury Transactions**") comprise (a) the placement of funds with any Interested Person, (b) the borrowing of funds from any Interested Person, (c) the entry into with any Interested Person of forex, swap and option transactions for hedging purposes and (d) the subscription of debt securities or redeemable preference shares ("**RPS**") issued by any Interested Person and the issue of debt securities or RPS to any Interested Person and the buying from, or the selling to, any Interested Person of debt securities or RPS.

The EAR Group can benefit from competitive rates and quotes in an expedient manner on the placement of funds with, borrowings from, the entry into forex, swap and option transactions with, and the subscription and purchase of debt securities or RPS issued by, or the issue of debt securities or RPS to, any Interested Person.

6.1.3 **Management and Support Services**

The EAR Group may, from time to time, receive management and support services from, or provide management and support to, its Interested Persons in the areas of finance, treasury, investment risk review, governmental relations, strategic development, management information systems, and human resources management and development ("**Management Support Services**"). By having access to and providing such management support, the EAR Group will derive operational and financial leverage in its dealings with third parties as well as benefits from the global network of its Interested Persons.

7. **Review Procedures for Interested Person Transactions**

7.1 The EAR Group has established the following procedures to ensure that Interested Person Transactions are undertaken on an arm's length basis and on normal commercial terms:

7.1.1 **General Transactions**

Review Procedures

In general, there are procedures established by the EAR Group to ensure that General Transactions with Interested Persons are undertaken on an arm's length basis and on normal commercial terms consistent with the EAR Group's usual business practices and policies, which are generally no more favourable to the Interested Persons than those extended to unrelated third parties.

In particular, the following review procedures have been put in place.

(a) *Provision of services or the sale of products*

The review procedures are:

(i) all contracts entered into or transactions with Interested Persons are to be carried out at the prevailing market rates or prices of the service or product providers, on terms which are no more favourable to the Interested Person than the usual commercial terms extended to unrelated third parties (including, where applicable, preferential rates/prices/discounts accorded to corporate customers or for bulk purchases) or otherwise in accordance with applicable industry norms; and

(ii) where the prevailing market rates or prices are not available due to the nature of service to be provided or the product to be sold, the EAR Group's pricing for such services to be provided or products to be sold to Interested Persons is determined in accordance with the EAR Group's usual business practices and pricing policies, consistent with the usual margin to be

obtained by the EAR Group for the same or substantially similar type of contract or transaction with unrelated third parties. In determining the transaction price payable by Interested Persons for such services or products, factors such as, but not limited to, quantity, volume consumption, customer requirements, specifications, duration of contract and strategic purposes of the transaction will be taken into account; and

(b) *Obtaining of services or the purchasing of products*

The review procedures are:

(i) all contracts entered into or transactions with Interested Persons are to be carried out by obtaining quotations (wherever possible or available) from at least two other unrelated third party suppliers for similar quantities and/or quality of services or products, prior to the entry into of the contract or transaction with the Interested Person, as a basis for comparison to determine whether the price and terms offered by the Interested Person are fair and reasonable and comparable to those offered by other unrelated third parties for the same or substantially similar type of services or products. In determining whether the price and terms offered by the Interested Person are fair and reasonable, factors such as, but not limited to, delivery schedules, specification compliance, track record, experience and expertise, and where applicable, preferential rates, rebates or discounts accorded for bulk purchases, will also be taken into account; and

(ii) in the event that such competitive quotations cannot be obtained (for instance, if there are no unrelated third party vendors of similar products or services, or if the product is a proprietary item), the senior management staff of the relevant company in the EAR Group (with no interest, direct or indirect in the transaction), will determine whether the price and terms offered by the Interested Person are fair and reasonable.

Threshold Limits

In addition to the review procedures, the following threshold limits ("**GT Limits**") will be applied to supplement the internal systems of the EAR Group to ensure that General Transactions are undertaken with Interested Persons on an arm's length basis and on normal commercial terms:

General Transactions	**GT Limit (S$ million)**
Utilities Activities	250
Engineering and Construction Activities	250
Environmental Engineering Activities	20
Other Activities	20

Where the EAR Group's proportionate share in a transaction with an Interested Person exceeds any of the relevant GT Limits set out above, such transaction must be approved by the audit committee of SembCorp Industries (the "**Audit Committee**") prior to its entry. Where the EAR Group's proportionate share in a transaction is equal to or below any of the relevant GT Limits set out above, such transaction need not have the prior approval of the Audit Committee, but shall be reviewed on a quarterly basis by the Audit Committee.

7.1.2 **Treasury Transactions**

Placements

In relation to the placement with any Interested Person by the EAR Group of its funds, SembCorp Industries will require that quotations shall be obtained from such Interested Person and at least two banks for rates of deposits with such bankers of an equivalent amount, and for the equivalent period, of the funds to be placed by the EAR Group. The EAR Group will only place its funds with such Interested Person, provided that the terms quoted are no less favourable than the terms quoted by such banks for equivalent amounts.

Borrowings

In relation to the borrowing of funds from any Interested Person by the EAR Group, SembCorp Industries will require that quotations shall be obtained from such Interested Person and at least two banks for rates for loans from such bankers of an equivalent amount, and for the equivalent period, of the funds to be borrowed. The EAR Group will only borrow funds from such Interested Person, provided that the terms quoted are no less favourable than those quoted by such banks.

Debt Securities and RPS

In relation to the subscription of debt securities or RPS issued by, or purchase of debt securities or RPS from, Interested Persons, the EAR Group will only enter into the subscription or purchase of such debt securities or RPS issued provided that the price(s) at which the EAR Group subscribes for or purchases such debt securities or RPS will not be higher than the price(s) at which such debt securities or RPS are subscribed for or purchased by third parties.

In relation to the issue or sale to Interested Persons of debt securities or RPS, the EAR Group will only issue or sell such debt securities or RPS to Interested Persons provided that the price(s) at which the EAR Group issues or sells such debt securities or RPS will not be lower than the price(s) at which such debt securities or RPS are issued or sold to third parties. The EAR Group will also comply with all applicable laws and regulations in connection with the issue or sale of such debt securities or RPS to Interested Persons.

For the purposes of the Shareholders Mandate, the RPS to be subscribed or purchased from Interested Persons, or to be issued or sold to Interested Persons, will not carry any voting rights, except in the circumstances set out in Section 180(2)(a), (b) and (c) of the Companies Act.

Forex, Swaps, Options

In relation to forex, swap and option transactions with any Interested Person by the EAR Group, SembCorp Industries will require that rate quotations shall be obtained from such Interested Person and at least two banks. The EAR Group will only enter into such forex, swap or option transactions with such Interested Person provided that such terms quoted are no less favourable than the terms quoted by such bankers.

In addition to the foregoing, the following threshold limits ("**Treasury Limits**") will be applied to supplement the internal systems of the EAR Group to ensure that Treasury Transactions are undertaken with Interested Persons on an arm's length basis and on normal commercial terms:

Type of Treasury Transaction	**Treasury Limit (S$ million)**
Placements	100
Borrowings	100
Subscription or Purchase of Debt Securities	100
Issue or Sale of Debt Securities and RPS	100
Subscription or Purchase of RPS	50
Forex, Swaps, Options	50

Where the EAR Group's proportionate share in a transaction with an Interested Person exceeds any of the relevant Treasury Limits set out above, such transaction must be approved by the Audit Committee prior to its entry. Where the EAR Group's proportionate share in a transaction is equal to or below any of the relevant Treasury Limits set out above, such transaction need not have the prior approval of the Audit Committee, but shall be reviewed on a quarterly basis by the Audit Committee.

7.1.3 **Management Support Services**

The EAR Group will satisfy itself that the costs for any Management Support Services provided by or to any Interested Person shall be on an arm's length and normal commercial basis and in accordance with any formula for such cost recovery agreed with such Interested Person. Transactions exceeding the amount of S$1,000,000 must be approved by the Audit Committee, and transactions equal to or below S$1,000,000 shall be reviewed on a quarterly basis by the Audit Committee.

7.2 SembCorp Industries will maintain a register of transactions carried out with Interested Persons pursuant to the Shareholders Mandate (recording the basis, including the quotations obtained to support such basis, on which they were entered into), and SembCorp Industries' internal audit plan will incorporate a review of all transactions entered into in the relevant financial year pursuant to the Shareholders Mandate.

7.3 The Audit Committee of SembCorp Industries shall review these internal audit reports on Interested Persons Transactions to ascertain that the established review procedures to monitor Interested Person Transactions have been complied with.

7.4 If during these periodic reviews by the Audit Committee, the Audit Committee is of the view that the review procedures as stated above have become inappropriate or insufficient in view of changes to the nature of, or the manner in which, the business activities of the EAR Group are conducted, SembCorp Industries will revert to Shareholders for a fresh mandate based on new guidelines and review procedures to ensure that Interested Person Transactions will be on an arm's length and on normal commercial basis.

8. Validity Period of the Shareholders Mandate

The ~~renewal of the~~ Shareholders Mandate, as modified and renewed, will take effect from the passing of the ordinary resolution relating thereto, and will (unless revoked or varied by SembCorp Industries in general meeting) continue in force until the next Annual General Meeting of the SembCorp Industries following thereafter. Approval from Shareholders will be sought for the renewal of the Shareholders Mandate at each subsequent Annual General Meeting of SembCorp Industries, subject to satisfactory review by the Audit Committee of its continued application to the transactions with Interested Persons.

9. Disclosure in Annual Report

9.1 The Company will announce the aggregate value of transactions conducted with Interested Persons pursuant to the Shareholders Mandate for the quarterly financial periods which the Company is required to report on pursuant to the Listing Manual and within the time required for the announcement of such report.

9.2 Disclosure will be made in SembCorp Industries Annual Report of the aggregate value of transactions conducted with Interested Persons pursuant to the Shareholders Mandate during the financial year, and in the Annual Reports for subsequent financial years that the Shareholders Mandate continues in force, in accordance with the requirements of Chapter 9 of the Listing Manual.

SEMBCORP INDUSTRIES LTD

(Incorporated in the Republic of Singapore)
Company Registration No. 199802418D

NOTICE OF EXTRAORDINARY GENERAL MEETING

NOTICE IS HEREBY GIVEN that an Extraordinary General Meeting of SembCorp Industries Ltd (the "**Company**") will be held at The Auditorium, NTUC Centre, Level 7, One Marina Boulevard, Singapore 018989 on 23 April 2007 at 11.20 a.m. (or as soon thereafter following the conclusion or adjournment of the Ninth Annual General Meeting of the Company to be held at 11.00 a.m. on the same day and at the same place) for the purpose of considering and, if thought fit, passing with or without modifications, the following Resolutions which will be proposed as Ordinary Resolutions:

Ordinary Resolution 1

The Proposed Modifications to, and Renewal of, the Shareholders Mandate

THAT:

(1) approval be and is hereby given, for the purposes of Chapter 9 of the Listing Manual ("**Chapter 9**") of the Singapore Exchange Securities Trading Limited (the "**SGX-ST**"), for the Company, its subsidiaries and associated companies that are entities at risk (as that term is used in Chapter 9), or any of them, to enter into any of the transactions falling within the types of interested person transactions described in the Appendix to the Circular to Shareholders dated 5 April 2007 (the "**Circular**") with any party who is of the class of interested persons described in the Appendix to the Circular, provided that such transactions are made on normal commercial terms and in accordance with the review procedures for such interested person transactions;

(2) the approval given in paragraph (1) above (the "**Shareholders Mandate**") shall, unless revoked or varied by the Company in general meeting, continue in force until the conclusion of the next Annual General Meeting of the Company; and

(3) the Directors of the Company be and are hereby authorised to complete and do all such acts and things (including executing all such documents as may be required) as they may consider expedient or necessary or in the interests of the Company to give effect to the Shareholders Mandate and/or this Resolution.

Ordinary Resolution 2

The Proposed Renewal of the Share Purchase Mandate

THAT:

(1) for the purposes of Sections 76C and 76E of the Companies Act, Chapter 50 of Singapore (the "**Companies Act**"), the exercise by the Directors of the Company of all the powers of the Company to purchase or otherwise acquire issued ordinary shares in the capital of the Company (the "**Shares**") not exceeding in aggregate the Maximum Limit (as hereafter defined), at such price or prices as may be determined by the Directors from time to time up to the Maximum Price (as hereafter defined), whether by way of:

   (a) market purchase(s) on the SGX-ST; and/or

   (b) off-market purchase(s) (if effected otherwise than on the SGX-ST) in accordance with any equal access scheme(s) as may be determined or formulated by the Directors as they consider fit, which scheme(s) shall satisfy all the conditions prescribed by the Companies Act,

and otherwise in accordance with all other laws and regulations and rules of the SGX-ST as may for the time being be applicable, be and is hereby authorised and approved generally and unconditionally (the "**Share Purchase Mandate**");

(2) unless varied or revoked by the Company in general meeting, the authority conferred on the Directors of the Company pursuant to the Share Purchase Mandate may be exercised by the Directors at any time and from time to time during the period commencing from the date of the passing of this Resolution and expiring on the earlier of:

(a) the date on which the next Annual General Meeting of the Company is held; and

(b) the date by which the next Annual General Meeting of the Company is required by law to be held;

(3) in this Resolution:

"**Average Closing Price**" means the average of the last dealt prices of a Share for the five consecutive trading days on which the Shares are transacted on the SGX-ST immediately preceding the date of market purchase by the Company or, as the case may be, the date of the making of the offer pursuant to the off-market purchase, and deemed to be adjusted in accordance with the listing rules of the SGX-ST for any corporate action which occurs after the relevant five day period;

"**date of the making of the offer**" means the date on which the Company makes an offer for the purchase or acquisition of Shares from holders of Shares, stating therein the relevant terms of the equal access scheme for effecting the off-market purchase;

"**Maximum Limit**" means that number of issued Shares representing 10% of the total number of issued Shares as at the date of the passing of this Resolution (excluding any Shares which are held as treasury shares as at that date); and

"**Maximum Price**", in relation to a Share to be purchased or acquired, means the purchase price (excluding brokerage, commission, applicable goods and services tax and other related expenses) which shall not exceed:

(a) in the case of a market purchase of a Share, 105% of the Average Closing Price of the Shares; and

(b) in the case of an off-market purchase of a Share pursuant to an equal access scheme, 110% of the Average Closing Price of the Shares; and

(4) the Directors of the Company and/or any of them be and are hereby authorised to complete and do all such acts and things (including executing such documents as may be required) as they and/or he may consider expedient or necessary to give effect to the transactions contemplated and/or authorised by this Resolution.

By Order of the Board

Kwong Sook May (Ms)
Company Secretary
Singapore

5 April 2007

Notes:

(1) A shareholder of the Company entitled to attend and vote at the Extraordinary General Meeting is entitled to appoint not more than two proxies to attend and vote in his stead. A proxy need not be a shareholder of the Company.

(2) The instrument appointing a proxy must be deposited at the registered office of the Company at 30 Hill Street #05-04, Singapore 179360 not less than 48 hours before the time of the Extraordinary General Meeting.

(3) The Company intends to use its internal sources of funds to finance the purchase or acquisition of its Shares. The amount of financing required for the Company to purchase or acquire its Shares, and the impact on the Company's financial position, cannot be ascertained as at the date of this Notice as these will depend on the number of Shares purchased or acquired and the price at which such Shares were purchased or acquired and whether the Shares purchased or acquired are held in treasury or cancelled.

Based on the existing issued Shares as at 16 March 2007 (the "**Latest Practicable Date**"), the purchase by the Company of 10% of its issued Shares will result in the purchase or acquisition of 177,479,074 Shares.

In the case of market purchases by the Company and assuming that the Company purchases or acquires the 177,479,074 Shares at the Maximum Price of S$4.79 for one Share (being the price equivalent to 105% of the average of the closing market prices of the Shares for the five consecutive market days on which the Shares were traded on the SGX-ST immediately preceding the Latest Practicable Date), the maximum amount of funds required for the purchase or acquisition of the 177,479,074 Shares is S$850,124,764.

In the case of off-market purchases by the Company and assuming that the Company purchases or acquires the 177,479,074 Shares at the Maximum Price of S$5.02 for one Share (being the price equivalent to 110% of the average of the closing market prices of the Shares for the five consecutive market days on which the Shares were traded on the SGXST immediately preceding the Latest Practicable Date), the maximum amount of funds required for the purchase or acquisition of the 177,479,074 Shares is S$890,944,951.

The financial effects of the purchase or acquisition of such Shares by the Company pursuant to the proposed Share Purchase Mandate on the audited financial statements of the Group for the financial year ended 31 December 2006 based on these assumptions are set out in paragraph 3.7 of the Circular.

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SEMBCORP INDUSTRIES LTD

(Incorporated in the Republic of Singapore)
Company Registration No. 199802418D

IMPORTANT

1. For investors who have used their CPF moneys to buy shares in the capital of SembCorp Industries Ltd, this Circular is forwarded to them at the request of their CPF Approved Nominees and is sent FOR INFORMATION ONLY.
2. This Proxy Form is not valid for use by such CPF investors and shall be ineffective for all intents and purposes if used or purported to be used by them.

PROXY FORM

I/We ____ (Name)

of ____ (Address)

being a member/members of the abovenamed Company, hereby appoint

Name	Address	NRIC/Passport Number	Proportion of Shareholdings (%)

and/or (delete as appropriate)

as my/our proxy/proxies to attend and to vote for me/us on my/our behalf and, if necessary, to demand a poll, at the Extraordinary General Meeting of the Company to be held on 23 April 2007 at The Auditorium, NTUC Centre, Level 7, One Marina Boulevard, Singapore 018989, at 11.20 a.m. (or as soon thereafter following the conclusion or adjournment of the Ninth Annual General Meeting of the Company to be held at 11.00 a.m. on the same day and at the same place) and at any adjournment thereof.

(Please indicate with an "X" in the spaces provided whether you wish your vote(s) to be cast for or against the Ordinary Resolutions as set out in the Notice of Extraordinary General Meeting. In the absence of specific directions, the proxy/proxies will vote or abstain as he/they may think fit, as he/they will on any other matter arising at the Extraordinary General Meeting.)

	For	Against
Ordinary Resolution 1: To approve the proposed modifications to, and renewal of, the Shareholders Mandate.		
Ordinary Resolution 2: To approve the proposed renewal of the Share Purchase Mandate.		

Dated this ________ day of ______________ 2007

Total Number of Shares held

____
Signature(s) of Member(s) or Common Seal

IMPORTANT: PLEASE READ NOTES OVERLEAF

NOTES:

1. Please insert the total number of Shares held by you. If you have Shares entered against your name in the Depository Register (as defined in Section 130A of the Companies Act, Chapter 50 of Singapore), you should insert that number of Shares. If you have Shares registered in your name in the Register of Members, you should insert that number of Shares. If you have Shares entered against your name in the Depository Register and Shares registered in your name in the Register of Members, you should insert the aggregate number of Shares entered against your name in the Depository Register and registered in your name in the Register of Members. If no number is inserted, the instrument appointing a proxy or proxies shall be deemed to relate to all the Shares held by you.
2. A member of the Company entitled to attend and vote at a meeting of the Company is entitled to appoint one or two proxies to attend and vote instead of him. A proxy need not be a member of the Company.
3. Where a member appoints two proxies, the appointments shall be invalid unless he specifies the proportion of his shareholding (expressed as a percentage of the whole) to be represented by each proxy.
4. The instrument appointing a proxy or proxies must be deposited at the registered office of the Company at 30 Hill Street #05-04, Singapore 179360 not less than 48 hours before the time appointed for the Extraordinary General Meeting.
5. The instrument appointing a proxy or proxies must be under the hand of the appointor or of his attorney duly authorised in writing. Where the instrument appointing a proxy or proxies is executed by a corporation, it must be executed either under its seal or under the hand of an officer or attorney duly authorised.
6. A corporation which is a member may authorise by resolution of its directors or other governing body such person as it thinks fit to act as its representative at the Extraordinary General Meeting, in accordance with Section 179 of the Companies Act, Chapter 50 of Singapore.

General:

The Company shall be entitled to reject the instrument appointing a proxy or proxies if it is incomplete, improperly completed or illegible or where the true intentions of the appointor are not ascertainable from the instructions of the appointor specified in the instrument appointing a proxy or proxies. In addition, in the case of Shares entered in the Depository Register, the Company may reject any instrument appointing a proxy or proxies lodged if the member, being the appointor, is not shown to have Shares entered against his name in the Depository Register as at 48 hours before the time appointed for holding the Extraordinary General Meeting, as certified by The Central Depository (Pte) Limited to the Company.

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The Company Secretary

SEMBCORP INDUSTRIES LTD

30 Hill Street #05-04

Singapore 179360

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END

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